NEWS RELEASE

February 27, 2006

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA ANNOUNCES SUCCESSFUL COMPLETION OF PERFORMANCE TESTS AND COMMISSIONING

AT ITS AGUABLANCA NICKEL MINE

Toronto, Canada – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") announces that successful completion of the performance tests for its Aguablanca nickel mine, as specified in terms of the lump-sum contract agreed between the Company and Fluor Corporation has been achieved. The performance tests were conducted in January and February 2006 and consisted of two separate tests:

1) two five day performance tests during which time the plant operated at the specified test criteria listed below and;

2) one thirty day reliability test during which time the plant achieved 95% of each of the specified test criteria.

Specified Test Criteria	Performance Test (two five day tests)	Reliability Test (one thirty day test)

Performance	195 tonnes per hour	185.25 tonnes per hour
Mechanical Availability	94%	89.3%
Bulk Concentrate Grade (combined Ni and Cu)	13%*	12.35%*
Nickel Recovery	92% of the theoretical design recovery (82% Ni)	87.4% of the theoretical design recovery (82% Ni)
Grinding Size Distribution	80% passing 80 microns	76% passing 80 microns

* During January 2006, nickel and copper concentrate grades of 7.17% and 7.01%, respectively, were achieved.

With completion of these tests, Rio Narcea considers the plant commissioned at the initial designed throughput rate of 195 tonnes per hour (1.5 million tonnes/year) and is now focusing its efforts on the plant expansion to the final throughput rate of 235 tonnes per hour (1.8 million tonnes/year).

Commenting on these successful results at Aguablanca, Chris von Christierson, Chairman and Chief Executive Officer of Rio Narcea stated “We are pleased that commissioning of the Aguablanca mine is now complete and we look forward to the successful operation of the mine over its life. In this time of buoyant commodity prices, we are also encouraged by the prospect of expanding beyond designed annual production of 18 million pounds of nickel and 14 million pounds of copper.”

For further information please contact:

Chris von Christierson Chairman & CEO Tel: + (44) 207 629 2252 Fax: + (44) 207 629 1922 E-Mail: cvc@sprospecting.com Web Site: www.rionarcea.com	Alberto Lavandeira President Tel: +(34) 98 573 3300 Fax: + (34) 98 573 3301 E-Mail: aala@rngm.es Web Site: www.rionarcea.com	David Baril COO Tel: +(34) 98 573 3300 Fax: + (34) 98 573 3301 E-Mail: david.baril@rngm.es Web Site: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.